Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

May 6, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 30, 2025 The Nasdaq Stock Market (the "Exchange") received from Invesco Actively Managed Exchange-Traded Fund Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Invesco QQQ Hedged Advantage ETF

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi